UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 4, 2015

STAPLES, INC.

(Exact name of registrant as specified in charter)

Delaware	0-17586	04-2896127
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Five Hundred Staples Drive, Framingham, MA	01702
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 508-253-5000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.  Other Events.

Supplemental Disclosures

As previously disclosed, on February 4, 2015, Staples, Inc. (“Staples”) entered into an  Agreement and Plan of Merger (the “Merger Agreement”) with Office Depot, Inc. (“Office Depot”) and Staples AMS, Inc., a wholly owned subsidiary of Staples (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into Office Depot, with Office Depot surviving the merger as a wholly owned subsidiary of Staples.

Staples is supplementing its disclosure regarding the merger in connection with litigation brought by stockholders of Office Depot.  Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein, and Staples and the other named defendants continue to deny any wrongdoing alleged in the litigation.

As previously disclosed in the registration statement on Form S-4 of Staples that was declared effective on May 15, 2015, which includes a prospectus of Staples and a proxy statement of Office Depot, which Staples filed with the Securities and Exchange Commission on May 18, 2015 (the “proxy statement/prospectus”), Office Depot, its directors, Staples, Merger Sub, and Starboard Value LP, among others, are named as defendants in a number of putative class action lawsuits brought by purported Office Depot stockholders challenging the merger, seeking, among other things, to enjoin consummation of the merger. To date, nine lawsuits have been filed in the Court of Chancery of the State of Delaware (the “Delaware Actions”), and two lawsuits have been filed in the Fifteenth Circuit Court of the State of Florida (the “Florida Actions” and, together with the Delaware Actions, the “lawsuits”).

Operative amended complaints were designated in the Delaware and Florida Actions on March 31, 2015, and April 7, 2015, respectively. The lawsuits generally allege, among other things, that the directors of Office Depot breached their fiduciary duties to Office Depot stockholders in connection with the merger, by, among other things, failing to fully inform themselves of the market value of Office Depot, maximize stockholder value, obtain the best financial and other terms, disclose material information in the proxy statement/prospectus and act in the best interests of public stockholders, and by seeking to benefit themselves improperly. The lawsuits further allege that Staples, Office Depot, and Starboard Value LP, among others, aided and abetted the Office Depot directors in the breach of their fiduciary duties. The lawsuits seek, in general, (i) injunctive relief enjoining, preliminarily and permanently, the merger, (ii) in the event that the merger is consummated, rescission or an award of rescissory damages, (iii) an award of plaintiffs’ costs, including fees, expenses of attorneys, fees for experts, and interest, and (iv) additional disclosure related to the transactions in the proxy statement/prospectus, among other relief. In addition to the allegations raised and the relief sought in the Delaware Actions, the Florida Actions seek punitive damages and allege that the forum selection amendment to Office Depot’s bylaws was adopted in breach of all defendants’ fiduciary duties, and seek a declaratory judgment invalidating it.

On March 3, 2015, the plaintiffs in the Florida Actions filed motions to consolidate the Florida Actions, appoint lead counsel, and for expedited proceedings. On March 9, 2015, the defendants filed motions to dismiss the complaints for improper venue, or in the alternative to stay the Florida Actions in favor of the Delaware Actions. On May 15, 2015, the court issued an order granting the defendants’ motions to dismiss based on Office Depot’s exclusive forum bylaw, dismissing the Florida complaint without prejudice to plaintiffs refiling their claims in Delaware, and denying the plaintiffs’ motions for expedited proceedings as moot.

On March 31, 2015, the court consolidated the nine Delaware Actions under the caption In re Office Depot, Inc. Stockholders Litigation, Consol. C.A. No. 10655-CB. On May 29, 2015, the Delaware court scheduled a preliminary injunction hearing on plaintiffs’ motion to enjoin the merger for June 12, 2015.

Staples, Office Depot, and the Office Depot board of directors believe that the claims asserted in these suits are without merit and intend to defend against them vigorously, and further believe that no supplemental disclosure is required under applicable laws. However, Staples wishes to make certain supplemental disclosures related to the proposed merger, and on June 4, 2015, in connection with the filing of these supplemental disclosures, the plaintiffs withdrew their motion for a preliminary injunction.

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

These supplemental disclosures should be read in conjunction with the proxy statement/prospectus, which should be read in its entirety.  Defined terms used but not defined below have the meanings set forth in the proxy statement/prospectus.

1.              The section of the proxy statement/prospectus entitled “Proposal I: Adoption of the Merger Agreement—Background of the Merger” is hereby supplemented as follows:

A.            The penultimate sentence in the third full paragraph on page 46 (such paragraph beginning with “On September 23, 2014, …”) of the proxy statement/prospectus is hereby amended and restated to read as follows:

The Office Depot board of directors also determined that Office Depot should retain a financial advisor to assist it with the review of its potential strategic alternatives, including a potential transaction with Staples, and that PJSC and several other investment banks should be considered as potential financial advisors.  Following further discussion, the Office Depot board of directors established a committee to meet with, and interview, PJSC and one other investment bank for purposes of potentially assisting Office Depot as financial advisor.

B.             The following paragraph is hereby inserted immediately before the last paragraph on page 49 (such paragraph beginning with “On December 19, 2014, …”) of the proxy statement/prospectus:

On December 19, 2014, Ms. Elisa Garcia, executive vice president, chief legal officer and corporate secretary of Office Depot, received a call from Mr. Jeffrey Smith, the chief executive officer and chief investment officer of Starboard, who informed her that he had met with representatives of Staples on December 18, 2014 to discuss, among other matters, the merits of a business combination of Staples and Office Depot.  Mr. Jeffrey Smith suggested that, should Staples contact Office Depot to discuss such a transaction, Office Depot be open to engage with Staples in such discussions.

C.            The first sentence in the last paragraph on page 49 (such paragraph beginning with “On December 19, 2014, …”) of the proxy statement/prospectus is hereby amended and restated to read as follows:

In the afternoon of December 19, 2014, the Office Depot board of directors held a telephonic meeting with representatives of Office Depot’s senior management, PJSC and Simpson Thacher to review and discuss Staples’ December 16, 2014 proposal.

D.            The following sentence is hereby inserted immediately after the second sentence in the last paragraph on page 49 (such paragraph beginning with “On December 19, 2014, …”) of the proxy statement/prospectus:

Ms. Garcia then reported and informed the Office Depot board of directors of her conversation with Mr. Jeffrey Smith of Starboard earlier that day, including that Mr. Jeffrey Smith, during his meeting with representatives of Staples on December 18, 2014, had discussed the merits of a potential business combination of Staples and Office Depot and that, should Staples contact Office Depot to explore the possibility of such a transaction, he suggested that Office Depot be open to engage with Staples in such discussions.

E.             The seventh sentence in the second full paragraph on page 54 (such paragraph beginning with “On January 31, 2015, …”) of the proxy statement/prospectus is hereby amended and restated to read as follows:

The representatives of PJSC then discussed with the Office Depot board of directors, among other matters, certain preliminary financial analyses (which analyses included PJSC’s selected publicly traded company analysis, which had been updated to replace Walmart, Costco and Target in the list of selected publicly traded companies used for purposes of this analysis with GameStop and United Stationers, which, in PJSC’s judgment, were of a more reasonably similar size and shared more similar business characteristics to Office Depot and Staples) regarding Staples’ revised January 18, 2015 proposal, including that this proposal implied a per share purchase price of $10.98 based on Staples’ closing share price of $17.05 on January 30, 2015 and represented a premium of approximately 63.2% to Office Depot’s closing share price of $6.73 on December 10, 2014, the last trading day before the Starboard SEC filings disclosing its stakebuilding in Staples and Office Depot. PJSC also noted that, of the implied value of the merger consideration offered by Staples, 66% and 34% would be paid in cash and shares of Staples common stock, respectively, and that the Office Depot stockholders would own approximately 16.2% of the total outstanding Staples common stock upon completion of the proposed transaction.

2.              The section of the proxy statement/prospectus entitled “Proposal I: Adoption of the Merger Agreement—Certain Financial Projections Utilized by the Office Depot Board of Directors and Office Depot’s Financial Advisor” is hereby supplemented as follows:

A.             The following sentence is hereby inserted immediately after the last sentence in the last paragraph on page 64 (such paragraph beginning with “The financial projections …”) of the proxy statement/prospectus:

In addition, the projections in the Office Depot management case and the Office Depot management sensitivity case include capital expenditures, which is defined as additions of property, equipment, and information technology, as well as free cash flow, which is defined as operating cash flow (including interest payments on debt) less capital expenditures.

B.             The table under the heading “Office Depot Management Case” on page 65 of the proxy statement/prospectus is hereby amended and restated as follows:

(Amounts in millions, except per share amounts)	Year ended December 27, 2014	Year ended December 26, 2015	Year ended December 31, 2016	Year ended December 30, 2017	Year ended December 29, 2018
Net Sales	$15,941	$15,408	$15,420	$15,441	$15,568
EBITDA	$604	$825	$1,008	$1,061	$1,073
EBIT	$291	$545	$732	$796	$821
EPS(1)	$0.24	$0.40	$0.57	$0.72	$0.74
Capital Expenditures	$(124)	$(252)	$(230)	$(140)	$(140)
Free Cash Flow	$47	$45	$411	$577	$611

C.            The table under the heading “Office Depot Management Sensitivity Case” on page 65 of the proxy statement/prospectus is hereby amended and restated as follows:

(Amounts in millions, except per share amounts)	Year ended December 27, 2014	Year ended December 26, 2015	Year ended December 31, 2016	Year ended December 30, 2017	Year ended December 29, 2018
Net Sales	$15,941	$15,155	$14,667	$14,491	$14,357
EBITDA	$604	$751	$812	$788	$723
EBIT	$291	$476	$550	$539	$491
EPS(1)	$0.24	$0.35	$0.42	$0.47	$0.42
Capital Expenditures	$(124)	$(248)	$(219)	$(131)	$(129)
Free Cash Flow	$47	$(33)	$268	$388	$357

3.              The section of the proxy statement/prospectus entitled “Proposal I: Adoption of the Merger Agreement—Opinion of Office Depot’s Financial Advisor” is hereby supplemented as follows:

A.             The following is hereby inserted immediately before the third full paragraph on page 71 (such paragraph beginning with “Based on this data, as of February 2, 2015, …”) of the proxy statement/prospectus:

As of February 2, 2015, the mean and median trading valuation multiples and ratios for selected publicly traded companies were as follows, with Office Depot omitted from the mean and median calculations for Office Depot and Staples omitted from the mean and median calculations for Staples:

	Office Depot				Staples
	Mean		Median		Mean		Median
Enterprise Value as a Ratio of:
2014E Net Sales	55.3%		39.8%		52.3%		39.3%
2015P Net Sales	52.8%		37.7%		49.9%		37.7%
2014E EBITDA	6.8	x	6.9	x	6.7	x	6.5	x
2015P EBITDA	6.4	x	7.0	x	6.1	x	6.0	x
2014E EBIT	10.8	x	9.3	x	11.3	x	9.3	x
2015P EBIT	10.3	x	8.7	x	9.9	x	7.8	x

Stock Price as a Multiple of:
2014E EPS	12.6	x	13.4	x	15.8	x	13.4	x
2015P EPS	11.7	x	12.5	x	11.7	x	12.5	x

B.             The following is hereby inserted immediately after the second full paragraph on page 73 (such paragraph beginning with “PJSC calculated the enterprise value …”) of the proxy statement/prospectus:

The mean and median multiples and ratios for the selected precedent transactions are presented below:

(Amounts in	Selected Office Products Transactions				Selected Hardlines Retailers Transactions
millions)	Mean		Median		Mean		Median
Net Sales	98.0%		73.0%		95.5%		78.6%
EBITDA	11.8	x	11.2	x	9.7	x	9.1	x
EBIT	19.8	x	17.3	x	14.8	x	14.1	x
EPS	25.3	x	16.6	x	26.6	x	22.3	x

C.            The following is hereby inserted immediately after the first sentence in the second paragraph on page 74 (such paragraph beginning with “PJSC performed an illustrative discounted cash flow analysis …”) of the proxy statement/prospectus:

The projections of unlevered free cash flows used for the purposes of this analysis, which were based on the relevant free cash flow projections for Office Depot and Staples, were as follows:

(Dollars in Millions)

Office Depot Unlevered Free Cash Flows

	2015	2016	2017	2018
Management Case	$175	$568	$692	$730
Sensitivity Case	$79	$389	$473	$438

Staples Unlevered Free Cash Flows

	2015	2016	2017	2018
Management Case	$641	$729	$728	$790
Sensitivity Case	$604	$637	$617	$654

PJSC treated stock-based compensation as if it were a cash expense in its illustrative discounted cash flow analyses for each of Office Depot and Staples.  PJSC did not separately value the tax attributes of each company, rather, for Office Depot, PJSC included tax credits in the calculation of net liabilities and, for Staples, PJSC included tax benefits in the assumed effective tax rates for the years 2015 through 2018.

D.            The following is hereby inserted immediately after the last sentence in the second paragraph on page 74 (such paragraph beginning with “PJSC performed an illustrative discounted cash flow analysis …”) of the proxy statement/prospectus:

Each company’s weighted average cost of capital was calculated using (i) its cost of equity, which was derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including the company’s capital structure and historical beta, as well as certain financial metrics for the United States financial markets generally; (ii) its cost of debt, which takes into account the interest rate of its long-term debt and its marginal tax rate; and (iii) its capital structure.

E.             The following is hereby inserted immediately before the last sentence of the last paragraph on page 74 (such paragraph beginning with “PJSC performed an illustrative pro forma transaction analysis …”) of the proxy statement/prospectus:

The $1 billion synergy scenario assumed the following achievement of synergies: $267 million in 2016, $634 million in 2017 and $1 billion in 2018.  The $1.5 billion synergy scenario assumed the following achievement of synergies: $400 million in 2016, $951 million in 2017 and $1.5 billion in 2018.

F.             The table after the first paragraph on page 75 of the proxy statement/prospectus is hereby amended and restated as follows:

	EPS Accretion / (Dilution) to Staples
	Percentage			Dollars
Scenario	2016P	2017P	2018P	2016P	2017P	2018P
$1.5 Billion Year Three Synergies
Management Cases	36.9%	83.2%	123.3%	$0.38	$0.91	$1.39
Sensitivity Cases	29.7%	78.4%	121.7%	$0.28	$0.74	$1.15

$1.0 Billion Year Three Synergies
Management Cases	26.2%	59.3%	86.4%	$0.27	$0.65	$0.97
Sensitivity Cases	17.9%	50.8%	78.0%	$0.17	$0.48	$0.74

G.            The penultimate sentence in the first paragraph on page 77 (such paragraph beginning with “In the past PJSC or its affiliates …”) of the proxy statement/prospectus is hereby amended and restated to read as follows:

In the past two years, PJSC has not been engaged by, and is not currently providing investment banking or other services to: Staples or any of its affiliates; or Starboard Value LP or any of its affiliates or principals.

Update on Regulatory Approvals Required for the Merger

                                                On June 5, 2015, the Commerce Commission of New Zealand gave clearance for the proposed acquisition of Office Depot by Staples.

IMPORTANT ADDITIONAL INFORMATION

This report may be deemed to be solicitation material in respect of the proposed transaction involving Staples and Office Depot. In connection with the proposed merger, Staples has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Office Depot that also constitutes a prospectus of Staples.  Staples filed the final proxy statement/prospectus with the SEC on May 18, 2015.  The registration statement was declared effective by the SEC on May 15, 2015.  Office Depot, Inc. mailed the definitive proxy statement/prospectus to stockholders of Office Depot, Inc. on or about May 19, 2015.  The registration statement and the proxy statement/prospectus contain important information about Staples, Office Depot, the transaction and related matters.  Investors and security holders are urged to read the registration statement and the proxy statement/prospectus (including all amendments and supplements thereto) carefully.

Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by Staples and Office Depot through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders may obtain free copies of the registration statement and the definitive proxy statement/prospectus from Staples by contacting Staples’ Investor Relations Department at 800-468-7751 or from Office Depot by contacting Office Depot’s Investor Relations Department at 561-438-7878.

Staples and Office Depot, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed merger between Staples and Office Depot.  Information regarding Staples’ directors and executive officers is contained in Staples’ proxy statement dated April 13, 2015, which is filed with the SEC.  Information regarding Office Depot’s directors and executive officers is contained the proxy statement/prospectus that Office Depot, Inc. filed with the SEC on May 18, 2015.  To the extent holdings of securities by such directors or executive officers have changed since the amounts printed in such proxy statements, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between Staples and Office Depot, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Staples or Office Depot managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including:  the ability to consummate the transaction; the risk that Office Depot’s stockholders do not approve the merger; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; the risk that the financing required to fund the transaction is not obtained; the risk that the other conditions to the closing of the merger are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist shareholders to the merger; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the ability to successfully integrate Staples’ and Office Depot’s operations and employees; the ability to realize anticipated synergies and cost savings; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending or potential litigation or governmental investigations; the inability to retain key personnel; any changes in general economic and/or industry specific conditions; and the other factors described in Staples’ Annual Report on Form 10-K for the year ended January 31, 2015 and Office Depot’s Annual Report on Form 10-K for the year ended December 27, 2014 and their most recent Quarterly Reports on Form 10-Q each filed with the SEC.  Staples and Office Depot disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 5, 2015

Staples, Inc.

By:	/s/ Michael T. Williams
Name:	Michael T. Williams
Title:	Executive Vice President, General Counsel and Secretary